UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
December 20, 2023
Commission File Number: 001-39084
Innate Pharma S.A.
(Translation of registrant's name into English)
Innate Pharma S.A.
117 Avenue de Luminy—BP 30191
13009 Marseille, France
+ 33 (0) 4 30 30 30
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]    Form 40-F [ ]

INCORPORATION BY REFERENCE
This Report on Form 6-K shall be deemed to be incorporated by reference in the registration statement on Form F-3 of Innate Pharma S.A. (the “Company” or “Innate Pharma”) filed with the Securities and Exchange Commission on the date hereof and to be part thereof from the date on which this Report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished by the Company.
CAUTIONARY STATEMENT ABOUT FORWARD-LOOKING STATEMENTS
This Report on Form 6-K including its exhibits contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are based on the management’s beliefs and assumptions and on information currently available to the management. All statements other than present and historical facts and conditions contained in this Report on Form 6-K including its exhibits, including statements regarding the future results of operations and financial position, business strategy, plans and the Company's objectives for future operations, are forward-looking statements. When used in this Report on Form 6-K including its exhibits, the words “anticipate,” “believe,” “can,” “could,” “estimate,” “expect,” “intend,” “continues,” “target,” “is designed to,” “may,” “might,” “plan,” “potential,” “predict,” “objective,” “should,” or the negative of these and similar expressions identify forward-looking statements. Forward-looking statements include, but are not limited to, statements about:
•the prospects of attaining, maintaining and expanding marketing authorization for monalizumab, lacutamab and other product candidates;
•the initiation, timing, progress and results of the Company’s preclinical studies and clinical trials and those conducted by third parties, including the Company’s collaborators, AstraZeneca and Sanofi;
•the Company’s ability to successfully develop and advance its pipeline of product candidates;
•the timing or likelihood of regulatory filings and approvals;
•the Company’s ability to contract with third-party suppliers and manufacturers and their ability to perform adequately;
•future agreements with third parties in connection with the late-stage development and commercialization of the Company’s product candidates and any other approved product;
•the Company’s ability to develop sales and marketing capabilities and transition into a commercial-stage company;
•the pricing and reimbursement of the Company's product candidates, if approved;
•the effects of increased competition as well as innovations by new and existing competitors in the Company’s industry;
•the Company’s ability to obtain funding for its operations;
•the Company’s ability to obtain, maintain, protect and enforce its intellectual property rights and propriety technologies and to operate its business without infringing the intellectual property rights and proprietary technology of third parties;
•regulatory developments in the United States, Europe and other countries;
•costs of compliance and failure to comply with new and existing governmental regulations including, but not limited to, tax regulations;
•statements regarding future revenue, hiring plans, expenses, capital expenditures, capital requirements and stock performance;
•the impact of the current state of the world financial market and economic conditions as well as recent health and geopolitical events; and
•other risks and uncertainties, including those listed in the section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2022 (the “Annual Report”) titled “Item 3.D – Risk Factors.”
You should refer to the section of the Annual Report titled “Item 3.D – Risk Factors” for a discussion of important factors that may cause actual results to differ materially from those expressed or implied by the forward-looking statements. As a result of these factors, the Company cannot assure you that the forward-looking statements in this Report on Form 6-K will prove to be accurate. Furthermore, if the forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by the Company or any other person that the Company will achieve its objectives and plans in any specified time frame or at all. The Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.
In addition, statements that “Innate believes” and similar statements reflect its beliefs and opinions on the relevant subject. These statements are based upon information available to the Company as of the date of this Report on Form 6-K, and while the Company believes such information forms a reasonable basis for such statements, such information may be limited or incomplete, and the statements should not be read to indicate that the Company has conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.
This Report on Form 6-K and its exhibits contain summaries of certain provisions contained in documents described herein or therein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by the actual documents.
You should read this Report on Form 6-K including its exhibits and the documents that the Company references in this A Report on Form 6-K completely and with the understanding that the Company’s actual future results, levels of activity, performance and events and circumstances may be materially different from what the Company expects. The Company qualifies all of its forward-looking statements by these cautionary statements.

EXHIBIT INDEX

Exhibit	Description
99.1	Recent Developments since June 30, 2023

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INNATE PHARMA S.A.

Date: December 20, 2023	By: /s/ Mondher Mahjoubi
Name: Mondher Mahjoubi
Title: Chairman of the Executive Board and Chief Executive Officer